UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2018

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Merger Agreement

On November 19, 2018, Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (“Enlivex”), and Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Bioblast (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into Enlivex, with Enlivex surviving as the continuing company in the Merger and becoming wholly owned by Bioblast upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each outstanding ordinary share of Enlivex will be converted into Bioblast ordinary shares pursuant to an exchange ratio as follows: the quotient, calculated to the nearest 1/10,000 of a share, of (x) the total number of Bioblast ordinary shares to be issued in the Merger, divided by (y) the number of issued and outstanding Enlivex ordinary shares as of immediately prior to the Effective Time (which (a) takes into account the number of Enlivex ordinary shares issuable upon exercise of Enlivex options, which shall be assumed by Bioblast in accordance with the Merger Agreement, using the treasury stock method, and (b) includes all Enlivex ordinary shares issuable upon conversion of all Enlivex preferred shares, which conversion shall have occurred immediately prior to the Effective Time in accordance with Enlivex’s articles of association) (the “Exchange Ratio” and the Bioblast ordinary shares issuable in respect of Enlivex ordinary shares upon consummation of the Merger, the “Merger Consideration”).

In addition, all outstanding Enlivex options that are unexercised immediately prior to the Effective Time, whether or not vested, will be assumed by Bioblast, and contain the same terms, conditions, vesting and other provisions, except that each Enlivex option shall be exercisable for such number of Bioblast Ordinary Shares and at such exercise price as determined by (x) multiplying the number of Enlivex ordinary shares for which such Enlivex option may be exercised (assuming the vesting of the entirety of such Enlivex option) by the Exchange Ratio, and (y) dividing the per-share exercise price of such Enlivex option by the Exchange Ratio. On a pro forma basis, using the treasury stock method, Enlivex equity holders are expected to own approximately 96% of the combined company at the closing, and current Bioblast shareholders are expected to own approximately 4% of the combined company at the closing, subject to customary adjustments and prior to any concurrent financing, as described below.

The Board of Directors of Bioblast (the “Board”) has approved the Merger Agreement and the transactions contemplated thereby, including the Merger. Bioblast’s shareholders will be asked to vote on certain matters in connection with the Merger at an extraordinary general meeting of shareholders that will be held on a date to be announced (the “Shareholders Meeting”).

The closing of the Merger is subject to the approval of certain matters in connection with the Merger by Bioblast’s shareholders at the Shareholders Meeting, as well as other corporate approvals of the other parties to the Merger Agreement.  In addition to the receipt of such shareholder approval, the closing of the Merger is subject to several other conditions, including, among others, (i) the passage of the statutory waiting periods following the filing of the merger proposal with the Registrar of Companies of the State of Israel, (ii) the Bioblast Ordinary Shares to be issued as Merger Consideration shall have been approved for listing on The Nasdaq Stock Market, Inc., (iii) the receipt of any required governmental approvals, (iv) the consummation of a private offering of Bioblast securities concurrently with the closing of the Merger, resulting in no less than $7.5 million gross proceeds to the combined company, (v) a tax ruling to be issued in connection with the Merger by the Israeli Tax Authorities shall have been obtained, (vi) the distribution of a Contingent Value Rights (“CVR”) to holders of record of Bioblast Ordinary Shares (as further described in the CVR Agreement, as defined and described below) shall have been effected, and (viii) the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Bioblast from the date of the Merger Agreement.

Each of Bioblast and Enlivex has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless agreed to in writing by the other parties, in each case subject to certain exceptions. The Merger Agreement prohibits Bioblast, Enlivex and their respective representatives from soliciting alternative acquisition proposals, and, subject to certain exceptions, from entering into discussions or negotiations of or any agreement concerning, or providing confidential information in connection with, any alternative acquisition proposal.  Subject to certain exceptions, Bioblast and Enlivex have agreed not to withhold, withdraw, qualify or modify in a manner adverse to the other the recommendation of their respective Boards of Directors that their respective shareholders approve the Merger Agreement and the Merger.

The Merger Agreement contains certain termination rights for both Bioblast and Enlivex, including the right of Bioblast to terminate the Merger Agreement in order to accept a superior proposal.  In certain circumstances, Bioblast will be required to pay Enlivex a $250,000 termination fee in connection with the termination of the Merger Agreement, and such circumstances include the termination of the Merger Agreement by Bioblast in order to accept a superior proposal, the termination of the Merger Agreement by Enlivex following a change of recommendation by the Board, or (x) a Bioblast takeover proposal shall have been publicly announced or disclosed or otherwise communicated to Bioblast or the Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement and the Merger Agreement is terminated pursuant to a failure to obtain the required Bioblast shareholder vote, the failure of the Merger to have been consummated on or before March 31, 2019 or due to Bioblast’s breach of the Merger Agreement, and (y) within 12 months after the date of such termination, Bioblast enters into an agreement with respect to, or consummates, a subsequent transaction in respect of the Bioblast takeover proposal referred to in the immediately preceding clause (x). Enlivex, is similarly subject to the payment of a $250,000 termination fee to Bioblast if Enlivex terminates the Merger Agreement to accept a superior proposal, if Bioblast terminates the Merger Agreement following a change of recommendation by Enlivex’s Board of Directors, or if (x) an Enlivex takeover proposal shall have been publicly announced or disclosed or otherwise communicated to Enlivex or its Board of Directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and the Merger Agreement is terminated pursuant to a failure to obtain the required Enlivex shareholder approval), the failure of the Merger to have been consummated on or before March 31, 2019, or due to Enlivex’s breach of the Merger Agreement, (y) within twelve (12) months after the date of such termination, Enlivex enters into an agreement with respect to, or consummates, a subsequent transaction in respect of the Enlivex takeover proposal referred to in the immediately preceding clause (x).

Bioblast expects to establish a date for the Shareholders Meeting in the coming days.  In the coming weeks, assuming no sooner termination of the Merger Agreement, Bioblast will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  If the Merger is approved by Bioblast’s shareholders at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective. Additionally, the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which Bioblast expects will occur in the near future.  Bioblast currently anticipates that the Merger will be completed during the first quarter of 2019.

Immediately following the closing of the Merger, the board of directors of the combined company will include the current Enlivex board members. Because Bioblast directors may be elected only at the annual shareholders meeting, the new directors of the board of the combined company will be nominated, effective immediately after the closing of the Merger, by the existing Board of Bioblast, who will then resign, and such newly-nominated directors will serve until the next annual shareholders meeting of the combined company, subject to the provisions of Bioblast’s articles of association. It is expected that Mr. Shai Novik, current Executive Chairman of Enlivex, will serve as the Executive Chairman of the combined company, and that Mr. Shmuel Hess, Ph.D., current CEO of Enlivex, will serve as the CEO of the combined company. In addition, upon completion of the Merger, the name of the combined company will be changed to Enlivex Therapeutics Ltd., and the company is expected to continue trading on the Nasdaq Capital Market under a new ticker symbol.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Bioblast.  Bioblast’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Bioblast, Enlivex, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Bioblast’s public disclosures, except to the extent required by law.

Contingent Value Rights

Concurrently with the signing of the Merger Agreement, Bioblast, Enlivex, Dr. Dalia Megiddo, as representative of holders of the CVRs, Altshuler Shaham Trusts Ltd., as a future successor to Dr. Megiddo in her capacity has representative of holders of the CVRs, and Computershare Inc., as rights agent, entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Bioblast shareholders will receive one CVR for each Ordinary Share of Bioblast held as of a record date to be established by the Board prior to the Effective Time. Each CVR will represent the right to receive potential payments that may be received by Bioblast in connection with Bioblast’s Trehalose product candidate. In particular, CVR holders will be entitled to any consideration (whether cash, stock or otherwise) that Bioblast receives in connection with a Trehalose transaction (as further discussed below), based on the partnering, licensing or sale of all or any part of Trehalose to a third party for the purposes of the development of Trehalose, less any expenses not previously reimbursed to Bioblast. After the completion of the Merger, Bioblast shall be entitled to deduct the lesser of (i) 10% of the first CVR payment; and (ii) $250,000 (or equivalent in value in the event the consideration to be distributed is not cash) to cover its future transaction expenses; provided, that any amount in cash or other consideration remaining unused on the 18 month anniversary of the termination of the CVR Agreement shall be deemed a CVR payment amount and shall be distributed to the CVR holders. After Bioblast shall have paid to the rights agent, for the ratable benefit of the CVR holders, CVR payment amounts aggregating $20,000,000, then all subsequent consideration received by Bioblast, the rights agent, the holders’ representative or otherwise shall be split 50% to Bioblast, and the CVR payment amounts shall represent only 50% of the consideration received less any transaction expenses for which Bioblast shall have not been reimbursed.

The CVRs will not confer to the holders thereof any voting or dividend rights, will not represent any equity or ownership interest in Bioblast or its subsidiaries, and interest will not accrue on any amounts payable on the CVRs. The CVR will be not be transferable, except in limited circumstances such as by will or intestacy, and will not be listed on any quotation system or traded on any securities exchange.

Bioblast is currently negotiating potential transactions for the sale of its Trehalose program with third parties. If and when such negotiations are successfully concluded, Bioblast may enter into a transaction for the sale of licensing of the Trehalose program to such third party (“Trehalose Transaction”). Any proceeds Bioblast receives in connection with a Trehalose Transaction, will be distributed in accordance with the CVR Agreement. If no Trehalose Transaction is entered into within the first anniversary of the closing of the Merger, then Bioblast may continue or terminate the Trehalose program, in its discretion, and is not required to effect any Trehalose Transaction. The CVR will terminate automatically upon such Trehalose program termination.

There can be no assurance that Bioblast will successfully enter into any Trehalose Transaction or, if it does, that such Trehalose Transaction will ultimately be successful or that any CVR payments will be made.

The foregoing description of the CVR Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a copy of which is attached hereto as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein.

Press Release

On November 19, 2018, Bioblast issued a press release announcing the execution of the Merger Agreement.  A copy of the press release is attached as Exhibit 99.3 to this Report on Form 6-K and incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with Enlivex and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, and statements with respect to the potential payment of amounts under the CVR Agreement and the potential for a Trehalose Transaction.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Bioblast’s management’s current estimates and projections of future results or trends.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Bioblast may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the outcome of any legal proceedings related to the proposed transaction; (4) Bioblast may be adversely affected by other economic, business, and/or competitive factors; (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (6) the outcome of Bioblast’s efforts to consummate a Trehalose Transaction; (7) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (8) the potential requirement for Bioblast to pay a termination fee in connection with its failure to consummate the Merger. Actual results may differ materially from those projected as a result of those and certain other risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Bioblast’s most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and Bioblast undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed Merger, Bioblast intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card.  INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Bioblast, Enlivex and the Merger.  The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Bioblast to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, the proxy statement will be available, without charge, at Bioblast’s website at https://bioblastpharma.com.  Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

This Report on Form 6-K as well as Exhibits 99.1 and 99.2 are incorporated by reference into the registration statements on Form S-8 (File No. 333-203114 and File No. 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1*	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd.

99.2*	Contingent Value Rights Agreement, dated November 19, 2018

99.3	Press Release issued by Bioblast Pharma Ltd. on November 19, 2018.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo Chief Executive Officer

Date: November 19, 2018